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EXHIBIT 99.4

                               OFFER TO EXCHANGE
                          7.2% SENIOR NOTES DUE 2007
                          FOR ANY AND ALL OUTSTANDING
                          7.2% SENIOR NOTES DUE 2007
                                      OF
                    TERRA NOVA INSURANCE (UK) HOLDINGS PLC


To Our Clients:

     We are enclosing herewith a Prospectus, dated November __, 1997, of Terra Nova Insurance (UK) Holdings plc, a public limited company organized under the laws of England and Wales (the "Issuer"), and a related Letter of Transmittal (which together constitute the "Exchange Offer") relating to the offer by the Issuer to exchange its 7.2% Senior Notes due 2007 (the "Exchange Notes") fully and unconditionally guaranteed by Terra Nova (Bermuda) Holdings Ltd. ("Bermuda Holdings"), pursuant to an offering registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its issued and outstanding 7.2% Senior Notes due 2007 (the "Old Notes") upon the terms and subject to the conditions set forth in the Exchange Offer. We are also enclosing herewith a letter of instruction to participant, relating to the Exchange Offer (the "Letter of Instruction").

     PLEASE NOTE THAT THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER __, 1997, UNLESS EXTENDED (THE "EXPIRATION DATE").

     The Exchange Offer is not conditioned upon any minimum number of Old Notes being tendered.

     We are the participant in the book-entry transfer facility of Old Notes held by us for your account. A tender of such Old Notes can be made only by us as the participant in the book-entry transfer facility and pursuant to your instructions as provided in the Letter of Instruction. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Old Notes held by us for your account.

     We request instructions as to whether you wish to tender any or all of the Old Notes held by us for your account pursuant to the terms and conditions of the Exchange
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Offer by returning the Letter of Instruction to us prior to the Expiration Date.
We also request that you confirm that we may on your behalf make the representations contained in the Letter of Transmittal.

     Pursuant to the Letter of Transmittal, each holder of Old Notes will represent to the Issuer and Bermuda Holdings that (i) the holder is not an "affiliate" of the Issuer or of Bermuda Holdings, (ii) any Exchange Notes to be received by the holder are being acquired in the ordinary course of its business, and (iii) the holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities
Act) of such Exchange Notes. If the tendering holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Old Notes, we will represent on behalf of such broker-dealer that the Old Notes to be exchanged for the Exchange Notes were acquired by it as a result of market-making activities or other trading activities, and acknowledge on behalf of such broker-dealer that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. A broker-dealer that acquired Old Notes in a transaction other than as part of its market-making or other trading activities will not be able to participate in the Exchange Offer. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, such broker-dealer is not deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                               Very truly yours,


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